Wessex House, 4th Floor
45 Reid Street
Hamilton HM 12 Bermuda

441-278-9250
441-278-9255 fax

May 14, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Arch Capital Group Ltd.
Form 10-K for the Year Ended December 31, 2009
Definitive Proxy Filed March 25, 2010
File No. 001-16209

Dear Mr. Rosenberg:

We acknowledge receipt of your letter, dated May 7, 2010, setting forth comments of the staff of the Securities and Exchange Commission relating to the Form 10-K for the year ended December 31, 2009 and Definitive Proxy filed March 25, 2010 of Arch Capital Group Ltd. (the “Company”) (File No. 001-16209).  As previously discussed by telephone yesterday, the Company proposes to provide its responses to the comment letter on or before June 15, 2010.

If you have any questions in the interim, please do not hesitate to telephone me at (441) 278-9253 or Louis Petrillo at (914) 872-3610.

Sincerely,

/s/ John C.R. Hele

John C.R. Hele
Executive Vice President and Chief
Financial Officer

cc:	Tabatha Akins
Mary Mast
John Schuster, Cahill Gordon & Reindel LLP